[LIFEPOINT HEALTH, INC. LETTERHEAD]

May 3, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	LifePoint Health, Inc.
Registration Statement on Form S-4
File No. 333-216346

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, LifePoint Health, Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 pm, New York City time on May 5, 2017, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Michelle B. Rutta at (212) 819-7864.

Very truly yours,

LifePoint Health, Inc.

On behalf of itself and the Guarantors set forth
in the Registration Statement

By:	/s/ Jennifer C. Peters
Jennifer C. Peters, Esq.
Senior Vice President
and General Counsel